

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 14, 2016

Christos P. Traois
Chief Executive Officer
Petrogress, Inc.
1013 Centre Road Suite 403-A
Wilmington, DE 19805

      Re: Petrogress, Inc.
                Form 8-K filed September 27, 2016
                File No. 333-184459

Dear Mr. Traois:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Patrick Kuhn

      Staff Accountant
      Office of Transportation and Leisure